FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2009

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

FOR IMMEDIATE RELEASE

ENDESA CHILE ANNOUNCES CONSOLIDATED RESULTS FOR THE PERIOD ENDED SEPTEMBER 30, 2009

(Santiago, Chile, October 28, 2009) – Endesa Chile (NYSE: EOC), announced today its consolidated financial results for the third quarter of 2009. All figures are in Chilean pesos (Ch$) and have been prepared under IFRS. Variations of Income Statements and cash flows refer to the fiscal periods as of September 30th, 2008 and September 30th, 2009, while variations of balance sheet accounts refer to the period between December 31st, 2008 and September 30th, 2009.

Figures as of September 30th, 2009 are additionally presented in US$ and they are merely offered as a convenience translation, using the exchange rate of US$1 = Ch$550.36 (September 30, 2009).

The consolidated financial statements of Endesa Chile for such period include all of its Chilean subsidiaries, as well as its jointly-controlled companies or associates (GasAtacama, HidroAysén and Transquillota), Argentine subsidiaries (Hidroeléctrica El Chocón S.A. and Endesa Costanera S.A), its Colombian subsidiary (Emgesa S.A. E.S.P.) and its Peruvian subsidiary (Edegel S.A.A.).

Highlights for the Period

Endesa Chile’s net income for the first nine months of 2009 amounted to Ch$ 509,184 million, compared to Ch$ 315,616 million in the same period of 2008. This change is mainly due to a higher operating income, partly offset by a higher loss of financial result.

Consolidated revenues for the first nine months of 2009 were Ch$ 1,879 billion, an increase of 3% compared to the Ch$ 1,818 billion reported for the same period of 2008, explained by larger physical energy sales in all the countries where we operate, except for Peru. Consolidated physical sales as of September 2009 amounted to 44,688 GWh, 5% higher than the September 2008 period. In Chile, our main market, physical sales grew 1%. In Argentina and Colombia sales volumes increased by 22% and 43%, respectively, while in Peru physical sales decreased by nearly 2%.

The consolidated purchases and services costs (operating costs) as of September 30, 2009 amounted to Ch$ 773,507 million, a reduction of 20% compared to September 2008. The lower use of liquid fuels for thermal generation, especially in Chile and Peru, and their lower prices, explain the reduction in operating costs.

Operating income as of September 30, 2009 was Ch$ 828,665 million, a 44% increase over the Ch$ 575,861 million recorded for the same period of 2008. The main reason behind this increase was the decrease in our operating costs.

EBITDA, or gross operating income, was Ch$ 975,290 million as of September 30, 2009, a 35% increase over the same period of 2008. This does not include the contribution of the investment in Endesa Brasil which is not consolidated by Endesa Chile.

The financial result for the first nine months of 2009 decreased by Ch$ 4,927 million, 4% lower compared to September 2008. This is mainly explained by the loss from exchange difference caused by fluctuations of the

PRESS RELEASE 3Q 2009

Argentine and Chilean currencies against the dollar. This was partly offset by the improved result of indexation adjustments of debt in Unidades de Fomento in Chile, as a result of lower inflation.

As of September 30th, 2009, the result of investments in related companies reached Ch$ 69,495 million, 5% higher in relation to the first nine months of 2008, as a result of the higher net income of our affiliate, Endesa Brasil.

As of this date, the Company’s most important operations are the following:

  In January, Endesa Chile received the “Silver Class” distinction in the corporate sustainability evaluation made by the Swiss agency SAM (Sustainable Asset Management) jointly with Pricewaterhouse Coopers (PwC), being part of a selected group of companies in the global electricity sector that were praised in the Sustainability Yearbook 2009, published by SAM and PwC.

  In February, the put option of our 2037 Yankee bond for US$ 220 million was exercised for US$ 149 million, or 67.8% of the bond issuance. The balance will mature in 2037, at an annual rate of 7.375%. Additionally, using the cash proceeds of the December 2008 Series M domestic bond issuance for UF 10 million, Endesa Chile paid down the US$ 400 million Yankee bond matured in April 2009.

  In March 2009, and for the third consecutive year, the international entity GRI (Global Reporting Initiative) granted A+, the maximum rating, for the company’s sustainability report 2008. This shows the transparency in the disclosure of information to the community and its various stakeholders.

  Also in March, Endesa Chile received the prize for the public-utility company with the Best Corporate Governance, according to the IR Global Rankings 2009, prepared by the financial and investor relations consultants, MZ Consult.

  Our Colombian subsidiary Emgesa issued six domestic bonds in 2009 for a total amount of Cop$ 664,000 million (approximately US$ 310 million), at terms between 5 and 15 years, and rates between 4.3% and 5.8% equivalent in dollars.

  Our Peruvian subsidiary Edegel issued four domestic bonds this year for a total of US$ 34.6 million, at terms between 6 and 10 years, and rates between 5.2% and 6.4% equivalent in dollars.

  On July 24, 2009, Endesa Chile successfully completed the consent solicitation process and the receipt of the requisite consents with respect to the amendments of the Yankee bonds indentures dated January 1, 1997. The amendment refers to section 501(4), so that it now applies only to Endesa Chile and its subsidiaries in Chile.

  On October 9th, Endesa Chile purchased an additional 29.4% of its Peruvian subsidiary, Edegel. This participation was acquired from Endesa Latinoamericana S.A. at a total cost of US$ 375 million. With this transaction, Endesa Chile increases its direct and indirect interest in Edegel from 33.06% to 62.46%. This acquisition was financed with the liquidity of the company, thus not needing any additional financing.

  On July 23rd, the first unit of the Quintero thermal-generation project started up commercial operations and the second unit started up on September 4th. This project is located alongside the Quintero re-gasification plant and has a capacity of 257 MW.

  On October 22nd, the Quintero GNL re-gasification terminal was officially inaugurated. The fast track phase started up on September 12th, and definitively on 2010. This project, in which Endesa Chile holds 20% shareholding, seeks the energetic independence of the Chilean electricity system.

PRESS RELEASE 3Q 2009

Consolidated Income Statement

Table 1

CONSOLIDATED INCOME STATEMENT
	3rd	3rd
	Quarter	Quarter	Jan. - Sept.	Jan. - Sept.	Jan. - Sept.
	2008	2009	2008	2009	2009
	(Mill. Ch$)	(Mill. Ch$)	(Mill. Ch$)	(Mill. Ch$)	(Th US$)

OPERATING REVENUES	617,956	618,067	1,818,249	1,879,052	3,414,223
Sales	615,583	614,811	1,814,411	1,869,154	3,396,238
Energy sales	577,948	592,497	1,746,043	1,813,552	3,295,210
Other sales	8,545	5,286	14,432	9,091	16,518
Other services rendered	29,089	17,028	53,937	46,511	84,509

Other operating revenues	2,373	3,256	3,837	9,898	17,984

OPERATING COSTS	(278,997)	(243,294)	(966,934)	(773,507)	(1,405,456)
Energy purchased	(52,607)	(52,486)	(168,844)	(116,603)	(211,866)
Cost of fuel consumed	(181,523)	(139,183)	(646,108)	(489,139)	(888,762)
Transmission expenses	(36,141)	(38,251)	(123,740)	(131,790)	(239,461)
Other variable procurements and services	(8,725)	(13,375)	(28,242)	(35,975)	(65,366)

GROSS INCOME	338,959	374,773	851,315	1,105,545	2,008,767

Work on non-current assets	18	158	114	549	997
Staff costs	(14,994)	(18,329)	(47,169)	(55,584)	(100,996)
Other fixed operating expenses	(40,359)	(26,452)	(83,506)	(75,219)	(136,673)

GROSS OPERATING INCOME (EBITDA)	283,624	330,150	720,754	975,290	1,772,095

Depreciations and amortizations	(51,547)	(47,950)	(144,893)	(146,626)	(266,418)

OPERATING INCOME	232,077	282,200	575,861	828,665	1,505,677

FINANCIAL RESULT	(62,529)	(31,670)	(125,493)	(130,420)	(236,972)
Interest income	7,255	6,564	22,093	23,664	42,997
Interest expense	(43,566)	(41,992)	(139,196)	(141,137)	(256,444)
Income from readjustment items	(4,553)	1,706	(9,606)	11,363	20,646
Net exchange differences	(21,666)	2,053	1,215	(24,310)	(44,170)
Positive	(15,375)	2,943	12,664	15,543	28,241
Negative	(6,291)	(890)	(11,448)	(39,853)	(72,412)

NET INCOME FROM RELATED COMP. CONS. BY THE PROP. EQ. METHOD	16,058	25,659	66,014	69,495	126,272
NET INCOME FROM OTHER INVESTMENTS	(176)	(112)	(210)	(251)	(456)
NET INCOME FROM SALES OF ASSETS	35	50	(170)	34	62

NET INCOME BEFORE TAX	185,465	276,126	516,001	767,523	1,394,583

INCOME TAX	(50,338)	(60,327)	(118,527)	(143,438)	(260,626)

CONTINUED OPERATIONS RESULT	135,126	215,799	397,474	624,085	1,133,957
Gain (Loss) from discontinued operations, Net from taxes	-	-	-	-	-
DISCONTINUED OPERATIONS RESULT	135,126	215,799	397,474	624,085	1,133,957

NET INCOME	135,126	215,799	397,474	624,085	1,133,957
Net income attributable to stockholders of the parent company	114,114	177,947	315,616	509,184	925,184
Net income attributable to minority interest	21,013	37,852	81,858	114,901	208,774

Net income per share common stock

Net income per share (Ch$ /share and US$ / ADR)	13.91	21.70	38.48	62.08	3.38
Net income per share from continued operations (Ch$ /share and US$ / ADR)	13.91	21.70	38.48	62.08	3.38

PRESS RELEASE 3Q 2009

Table 2

(MILLION PESOS)	OPERATING REVENUES		OPERATING EXPENSES		OPERATING INCOME		Change	VAR %

	Jan.-Sept. 2008	Jan.-Sept. 2009	Jan.-Sept. 2008	Jan.-Sept. 2009	Jan.-Sept. 2008	Jan.-Sept. 2009

ARGENTINA	217,613	249,300	(192,216)	(217,246)	25,398	32,054	6,656	26.2%
COLOMBIA	290,493	374,771	(143,527)	(175,637)	146,966	199,133	52,168	35.5%
PERU	140,707	159,865	(109,862)	(100,874)	30,845	58,991	28,146	91.3%
CONS. FOREIGN SUBS. ADJUSTMENTS	(379)	(674)	379	674	-	-	-

TOTAL FOREIGN SUBSIDIARIES	648,434	783,261	(445,226)	(493,082)	203,208	290,178	86,971	42.8%

ELECTRICITY BUSINESS IN CHILE	1,142,991	1,067,506	(768,301)	(534,901)	374,691	532,605	157,914	42.1%
OTHER BUSINESSES IN CHILE	26,823	28,285	(28,861)	(22,404)	(2,038)	5,881	7,919	(388.7%)

TOTAL CHILE	1,169,815	1,095,791	(797,162)	(557,305)	372,653	538,486	165,833	44.5%

TOTAL CONSOLIDATED	1,818,249	1,879,052	(1,242,388)	(1,050,387)	575,861	828,665	252,804	43.9%

Table 2.1

(MILLION PESOS)		OPERATING REVENUES
			% Revenues				% Revenues

		Jan.-Sept. 2008		Jan.-Sept. 2008	Jan.-Sept. 2009		Jan.-Sept. 2009	Change

CHOCÓN (ARGENTINA)		27,999	1.5%		47,810	2.5%		19,811
COSTANERA (ARGENTINA)		189,614	10.4%		201,490	10.7%		11,875
INVESTMENT VEHICLES IN ARGENTINA		-	0.0%		-	0.0%		-
TOTAL ARGENTINA		217,613	12.0%		249,300	13.3%		31,686
EMGESA (COLOMBIA)		290,493	16.0%		374,771	19.9%		84,278
TOTAL COLOMBIA		290,493	16.0%		374,771	19.9%		84,278
EDEGEL (PERU)		140,707	7.7%		159,865	8.5%		19,158
INVESTMENT VEHICLES IN PERU		-	0.0%		-	0.0%		-
TOTAL PERU		140,707	7.7%		159,865	8.5%		19,158
CONS. FOREIGN SUBS. ADJUSTMENTS		(379)	0.0%		(674)	0.0%		(296)

TOTAL FOREIGN SUBSIDIARIES		648,434	35.7%		783,261	41.7%		134,827

ELECTRICITY BUSINESS IN CHILE		1,142,991	62.9%		1,067,506	56.8%		(75,486)
OTHER BUSINESSES IN CHILE		26,823	1.5%		28,285	1.5%		1,462

TOTAL CHILE		1,169,815	64.3%		1,095,791	58.3%		(74,024)

TOTAL CONSOLIDATED		1,818,249	100.0%		1,879,052	100.0%		60,803

Consolidation adjustments of foreign subsidiaries correspond to consolidation adjustments between foreign and Chilean companies. Generation business in Chile includes Endesa Chile, Pangue, Pehuenche, San Isidro, Celta, Endesa Eco, 50% of GasAtacama, 50% of Transquillota and 51% of HidroAysén.

PRESS RELEASE 3Q 2009

Table 2.2

(MILLION PESOS)		OPERATING EXPENSES

		% Expenses		% Expenses
	Jan.-Sept. 2008	Jan.-Sept. 2008	Jan.-Sept. 2009	Jan.-Sept. 2009	Change

CHOCÓN (ARGENTINA)	(18,042)	1.5%	(20,140)	1.9%	(2,098)
COSTANERA (ARGENTINA)	(174,129)	14.0%	(197,068)	18.8%	(22,939)
INVESTMENT VEHICLES IN ARGENTINA	(45)	0.0%	(38)	0.0%	8
TOTAL ARGENTINA	(192,216)	15.5%	(217,246)	20.7%	(25,030)
EMGESA (COLOMBIA)	(143,527)	11.6%	(175,637)	16.7%	(32,110)
TOTAL COLOMBIA	(143,527)	11.6%	(175,637)	16.7%	(32,110)
EDEGEL (PERU)	(109,734)	8.8%	(100,767)	9.6%	8,967
INVESTMENT VEHICLES IN PERU	(128)	0.0%	(107)	0.0%	21
TOTAL PERU	(109,862)	8.8%	(100,874)	9.6%	8,988
CONS. FOREIGN SUBS. ADJUSTMENTS	379	0.0%	674	-0.1%	296

TOTAL FOREIGN SUBSIDIARIES	(445,226)	35.8%	(493,082)	46.9%	(47,856)

ELECTRICITY BUSINESS IN CHILE	(768,301)	61.8%	(534,901)	50.9%	233,400
OTHER BUSINESSES IN CHILE	(28,861)	2.3%	(22,404)	2.1%	6,457

TOTAL CHILE	(797,162)	64.2%	(557,305)	53.1%	239,857

TOTAL CONSOLIDATED	(1,242,388)	100.0%	(1,050,387)	100.0%	192,001

Table 2.3

(MILLION PESOS)		OPERATING INCOME

		% Revenues		% Revenues
	Jan.-Sept. 2008	Jan.-Sept. 2008	Jan.-Sept. 2009	Jan.-Sept. 2009	Change

CHOCÓN (ARGENTINA)	9,957	1.7%	27,670	3.3%	17,713
COSTANERA (ARGENTINA)	15,486	2.7%	4,422	0.5%	(11,064)
INVESTMENT VEHICLES IN ARGENTINA	(45)	0.0%	(38)	0.0%	8
TOTAL ARGENTINA	25,398	4.4%	32,054	3.9%	6,656
EMGESA (COLOMBIA)	146,966	25.5%	199,133	24.0%	52,168
TOTAL COLOMBIA	146,966	25.5%	199,133	24.0%	52,168
EDEGEL (PERU)	30,973	5.4%	59,098	7.1%	28,125
INVESTMENT VEHICLES IN PERU	(128)	0.0%	(107)	0.0%	21
TOTAL PERU	30,845	5.4%	58,991	7.1%	28,146
CONS. FOREIGN SUBS. ADJUSTMENTS	-	0.0%	-	0.0%	-

TOTAL FOREIGN SUBSIDIARIES	203,208	35.3%	290,178	35.0%	86,971

ELECTRICITY BUSINESS IN CHILE	374,691	65.1%	532,605	64.3%	157,914
OTHER BUSINESSES IN CHILE	(2,038)	-0.4%	5,881	0.7%	7,919

TOTAL CHILE	372,653	64.7%	538,486	65.0%	165,833

TOTAL CONSOLIDATED	575,861	100.0%	828,665	100.0%	252,804

Consolidation adjustments of foreign subsidiaries correspond to consolidation adjustments between foreign and Chilean companies. Generation business in Chile includes Endesa Chile, Pangue, Pehuenche, San Isidro, Celta, Endesa Eco, 50% of GasAtacama, 50% of Transquillota and 51% of HidroAysén.

PRESS RELEASE 3Q 2009

Business Analysis by Country

In Chile, operating income of the generation business for the first nine months of 2009 amounted to Ch$ 532,605 million, a 42% increase over the same period of 2008. This growth is mainly explained by a 35% fall in operating costs as a result of the positive hydrology conditions accumulated during this present year, improving the production mix. This led to lower energy purchases and reduced fuel consumption. Although energy sold on the spot market rose by 16% as of September 2009, which allowed overall physical sales to increase by 1%, the lower average prices led revenues to decrease by 7%. The generation of 16,068 GWh in the first nine months of 2009 represented a 3% improvement over the same period of the year before reflecting lower demand than last year. EBITDA, or gross operating income, of the generation business in Chile amounted to Ch$ 604,492 million through September 2009, compared to Ch$ 445,476 million through September 2008.

Operating income of our business in Colombia reached Ch$ 199,133 million through September 2009, 35% higher than the same period in 2008. This improvement is mainly explained by an increase of average prices measured in local currency given lower hydrology conditions during the period as well as an increase of physical sales of 3% over the first nine months of 2008. This situation led to a weaker production mix, thus a 35% growth of operating costs, in which energy purchases increased as well as fuel consumption for thermal generation. EBITDA, or gross operating income, increased 27% in the period, reaching Ch$ 226,264 million through September 2009.

Operating income in Peru was Ch$ 58,991 million, an increase of Ch$ 28,146 million over September 2008. This is mainly explained by a better production mix given the positive hydrology conditions during the first nine months of 2009. This situation allowed operating costs to reduce by 27% compared to the first nine months of 2008, with lower fuel consumption and costs of energy purchases. The drop in costs of energy purchases also reflects a reversal of a provision for energy purchases for distributors without contracts. EBITDA of Peru amounted to Ch$ 87,534 million through September 2009, compared to Ch$ 55,869 million through the same period of 2008.

In Argentina, operating income for the first nine months of 2009 was Ch$ 32,054 million, compared to Ch$ 25,398 million reported the year before, an increase of 26%. El Chocón showed higher reservoir water levels accumulated in the early months of the year, thus providing greater hydroelectric generation. With this, El Chocón improved its operating income to Ch$ 27,670 million as of September 2009, with physical sales increasing by 76% compared to the same period of 2008. In turn, Costanera’s operating income amounted to Ch$ 4,422 million, 71% below the level of the same period of 2008. Physical sales grew by 8%, which basically explains the increase of revenues by 6% as of September 2009 compared to September 2008. Operating costs of the company increased by 13% between the two periods, driven by higher consumption of fuel. Overall, the combined EBITDA of our operations in Argentina experienced an increase of 23% as of September 2009, reaching Ch$ 49,136 million.

Financial Result

The financial result of the company as of September 2009 mainly comprises financial expenses of Ch$ 141,137 million, 1% higher than in the same period last year.

Likewise, the company accounted a net loss from exchange rate difference of Ch$ 24,310 million, mainly coming from Chile and Argentina. In Chile, the appreciation of the Chilean peso in relation to the dollar impacted the net assets denominated in dollars, thus generating a Ch$ 19,614 million loss of exchange rate differences. In Argentina, the devaluation of the Argentine peso in relation to the dollar impacted the debt denominated in dollars, causing a loss of exchange rate differences of Ch$ 15,173 million.

The above mentioned was partially offset by the Ch$ 11,363 million of positive results from adjustments of debt denominated in Unidades de Fomento (U.F.) in Chile as a result of reduced inflation and by the 7% increase of financial income, mainly explained by the higher average cash balances in Colombia and Argentina, together with the liquidation of a currency swap in Peru.

PRESS RELEASE 3Q 2009

Other Results and Taxes

Other results reached Ch$ 69,278 million in September 2009, increasing by 6% over the same period of last year. These results mostly reflect the proportional contribution of the affiliate, Endesa Brasil S.A., which equity gain as of September 2009 increased compared to the same period of 2008, due to better results in Cien given a higher level of energy transmission and better results of Fortaleza due to higher physical sales in the spot market. The latter is what mostly explains the increase of our total equity investment result by 5% as of September 2009, reaching Ch$ 69,495 billion pesos.

Taxes rose by Ch$ 24,911 million as of September 30, 2009 compared to the same period of 2008, resulting from better net income in Chile, Colombia and Peru.

Investments

Endesa Chile is constructing and studying several projects. The projects in Chile will contribute approximately 687 MW to the system in the period 2009-2011, with an approximate investment of US$1,054 million. In Peru, the incorporation of new capacity during 2009 reached 193 MW with an investment of approximately US$90 million.

Reinforcing Endesa Chile’s commitment with sustainability and within its non-conventional renewable energy (NCRE) project development initiatives, and following the commercial start-up of the Canela 18 MW wind farm in December 2007, Endesa Chile, through Endesa Eco, is currently expanding this project with an additional 60 MW. As of September 2009, 25 out of the 40 wind generators had already been assembled. The estimated investment in this new wind farm is US$ 150 million and will start up operating in the fourth quarter of 2009.

With respect to the Quintero LNG project, in which Endesa Chile holds 20% shareholding in the re-gasification terminal, the “Early Gas” phase started commercial operations on September 12, requiring the presence in port of the tanker in port to operate the re-gasification plant. This re-gasification plant, with an approximate investment of US$ 1,050 million, is already operating in fast-track, and plans to be fully operative in its total storage capacity in 2010.

On June 20, the first unit of the Quintero thermal-plant project, which Endesa Chile built in the Region of Valparaíso, successfully made its first synchronization with the Central Interconnected System (SIC), beginning its commercial operations on July 23. The second unit successfully made its synchronization with the SIC on August 28 and has been in commercial operations since September 4. This project, located on a site alongside the Quintero re-gasification plant, was declared with a capacity of 257 MW.

HidroAysén, project in which Endesa Chile holds a 51% shareholding and Colbún S.A. the remaining 49%, and whose total installed capacity would be 2,750 MW, submitted the responses to comments made in the context of the Environmental Impact Assessment (EIA) on October 20, 2009 (Addendum 1).

HidroAysén has contracted engineering services with the transmission company Transelec S.A. for the carrying out of studies related to the Aysén – SIC direct current transmission system, related to the preparation and processing of the basic permits for this system, its EIA and electricity concession. In March, HidroAysén constituted Aysén Transmisión S.A. for developing, and alternatively or additionally managing, the electricity transmission systems required for the project, and also to lead the open season process needed for potential third-party users of the line.

Works continue for the construction of the Bocamina II coal-fired plant in Coronel, in the Eighth region. With a capacity of 370 MW, it will be equipped with the latest emission-reduction technologies and it is estimated that the start-up will be in the last quarter of 2010. Its approximate investment is US$750 million, and the works are well progressed.

PRESS RELEASE 3Q 2009

In Peru, Edegel in January 2008 signed a turnkey contract with Siemens Power Generation for the installation of a 193 MW turbine at the Santa Rosa plant, which will operate with natural gas from Camisea, a project that has demanded an approximate investment of US$90 million. On August 1, the unit successfully completed its synchronization with the Peruvian electricity grid and was declared in commercial operations on September 2, which permitted Edegel to increase its installed capacity to 1,660.6 MW and enabled it to meet the Peruvian market growth in demand. In order to face a scenario with gas supply restrictions during the next three or four years, Edegel invested US$ 5 million in works for preparing its UTI units to operate in dual technology, with natural gas and diesel. Both units started operating in mid June 2009 and were recognized in the COES in dual system, being their dual back-up contracted with Electroperú.

In Colombia, following the conclusion of the Assignment of Firm Energy process for the projects to start operating between December 2014 and November 2019, The Colombian Ministry of Mines and Energy in June chose Emgesa’s El Quimbo hydroelectric project, with a capacity of 400 MW. In line with the project’s schedule, the principal civil works and equipment supply and assembly contracts are currently in their tender processes, in order to estimate the investment of the project.

In Argentina, Endesa Chile, through its subsidiaries Endesa Costanera S.A. and Hidroeléctrica El Chocón S.A., has made between 2004 and 2007 an investment of US$ 160 million, which includes US$ 42 million in loans related to the credits from the Foninvemem, which has meant 21% shareholding in Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A., corresponding to two 800 MW combined-cycle plants each. Both plants started operating in open cycle during 2008. The closing of the cycles (combined-cycle operation) is expected to take place by the end of the second half of 2009. Once the commercial operations of both plants in combined cycle are completed, our companies should start to recover their credits from the cash flows generated by the projects under the sale contract of their production to the MEM.

Financing

Endesa Chile hasn’t needed to request new financing during the first nine months of 2009 thanks to the issue in December 2008 of local bonds Series M for UF 10 million. The put option of holders of the Yankee bond for US$ 220 million, maturing in 2037, was partially exercised in February. The put option exercised was US$ 149.2 million, or 67.8% of the total bond issuance. The balance will mature in 2037. Using the cash proceeds of the local bond issue mentioned, Endesa Chile paid a Yankee bond of US$ 400 million due in April 2009.

In the context of the company’s strategy of good liability management, the Consent Solicitation for amending the Yankee bonds’ credit agreement for a principal of US$ 917 million was completed successfully in July, in order to eliminate the risk of a potential cross-default derived from subsidiaries outside Chile.

Regarding the financial activities of Endesa Chile’s foreign subsidiaries, a series of transactions have been carried out in 2009 in order to refinance short-term loans and increase the average life of the debt.

In line with the latter, the two most active foreign subsidiaries in terms of local bond issues were our subsidiaries Emgesa (Colombia) and Edegel (Peru).

As of September 2009, Emgesa had issue six local bond issuances for a total amount of Cop$ 664,000 million (approximately US$ 310 million), at terms between 5 and 15 years, and rates between 4.3% and 5.8%, equivalent in dollars. The proceeds of these issuances were used to refinance programmed maturities.

Our Peruvian subsidiary Edegel issued four local bond issues this year for a total of US$ 34.6 million, at terms between 6 and 10 years, and rates between 5.2% and 6.4% equivalent in dollars.

PRESS RELEASE 3Q 2009

At the end of September 2009, the consolidated financial debt of Endesa Chile amounts to US$ 4,321 million, 7.6% higher than at the end of the same period of 2008.

Sustainability and the Environment

In January 2009, Endesa Chile received the Silver Class distinction in the Sustainability Yearbook 2009 published by the Swiss agency SAM (Sustainable Asset Management) together with PricewaterhouseCoopers, with which the company is placed among the 6 best performing electricity companies in sustainability in the world.

In March, and for the third consecutive year, the Sustainability Report 2008 of Endesa Chile was rated by GRI (Global Reporting Initiative) as A+, the maximum qualification possible. This report, which is prepared according to the maximum standards of the Guide G3 for the preparation of sustainability reports, is also submitted to an external verification to evaluate its quality and accuracy. During May, Endesa Chile distributed this report to its various stakeholders and in September an extract of the report was given to all its personnel. In October, this report was awarded the prize for the Best Sustainability Report by the Chilean organization Acción RSE, where the company obtained the prize in the Best Description of Environmental Performance category, which shows the commitment assumed by Endesa Chile to provide and reveal to the community its performance in the social, environmental and economic areas each year.

Also in March, Endesa Chile received the prize for the public-utility company with the Best Corporate Governance in IR Global Rankings 2009 prepared by the financial and investor relations consultant, MZ Consult. This distinction recognizes the efforts made by the company’s board and management of the company to implement the best practices in this area.

The Canela I wind farm of Endesa Eco, a company for the development of non-conventional renewable energies (NCRE) of Endesa Chile, was registered in the CDM (clean development mechanism) circuit by the United Nations Office for Climate Change (UNFCCC), a process that will allow the verification and later commercialization of the greenhouse gas emissions saved, which are estimated in 27,251 tons of CO2 equivalent per year.

In June, the company was awarded 10th place in the Corporate Social Responsibility ranking of Fundación PROhumana and the Production and Commerce Association. For the fourth consecutive year, the company is among the outstanding companies in Chile for its performance and evaluation made by its own personnel with respect to its corporate social responsibility. It should be pointed out that both for the company’s personnel and in the analysis of management policies, the evaluation of the company’s environmental dimension is the one that achieved the best place among every participating company.

In September, Endesa Chile received the evaluation made by the Swiss agency SAM (Sustainable Asset Management) which selects the member firms of the Dow Jones Sustainability Index (DJSI). The company was awarded 78 points, 2 more than in 2008, which represents the highest level ever obtained by the company and places it within the world’s leading electricity companies in this matter.

In the third quarter of 2009, out of the 41,361.8 GWh generated, 99.9% was generated by plants whose Environmental Management Systems (EMS) are certified under the ISO 14.001 standard. On the other hand, 100% was generated by plants having their safety and occupational health management system certified under the OHSAS 18.001 standard, demonstrating the company’s commitment with the environment and safety in the place of work.

PRESS RELEASE 3Q 2009

Conclusion

The solid results through the end of September, 2009 are basically explained by the results in Chile, Colombia, Peru and our investment in Brazil, which continues to be an important contribution to the Company’s earnings. In Chile, the prudent commercial policy, a better production mix compared to the first nine months of 2008, and lower costs due to the decrease in energy purchases and fuel, all contributed to these results. The latter is due to the incorporation of new efficient assets to our portfolio of assets. Meanwhile, the positive results in Colombia were attributable to higher average prices, and Peru was benefited with a better production mix, thus decreasing operating costs.

Endesa Chile maintains adequate liquidity and strong balance sheet which will undoubtedly help to face the challenges such as the investments in new electricity generation capacity to meet the long-term energy requirements.

PRESS RELEASE 3Q 2009

Consolidated Balance Sheet Analysis

Table 3

ASSETS
	As of	As of	As of	As of
	January 1,	Dec. 31,	September 30,	September 30,
	2008	2008	2009	2009
	(Mill. Ch$)	(Mill. Ch$)	(Mill. Ch$)	(Th. US$)

CURRENT ASSETS	660,034	1,240,763	1,185,805	2,154,598
Current operating assets	660,034	1,240,763	1,185,805	2,154,598
Cash and Cash Equivalents	115,096	719,218	627,575	1,140,299
Financial assets on the fair value with change in results	-	-	-	-
Accounts receivable, net	318,420	342,641	372,364	676,583
Amounts due from related companies	89,781	66,481	77,492	140,803
Inventories	55,282	49,142	51,999	94,482
Prepaid expenses	2,941	4,788	8,860	16,099
Income taxes recoverable	75,355	52,290	45,989	83,562
Other current assets	3,158	6,203	1,524	2,769

LONG TERM ASSETS	4,735,241	5,442,490	5,330,092	9,684,738
Financial assets available for sale	2,441	2,433	2,488	4,520
Other financial assets	340	1,655	1,023	1,858
Long-term receivables	95,328	153,412	79,079	143,685
Amounts due from related companies	0	-	-	-
Investments in related companies	481,019	536,703	634,571	1,153,010
Intangibles	70,144	76,979	67,920	123,411
Land, plant and equipment, net	3,977,815	4,541,882	4,431,185	8,051,431
Deferred income taxes	96,613	115,932	102,153	185,611
Assets for hedging	-	-	35	63
Others assets	11,540	13,494	11,640	21,150

TOTAL ASSETS	5,395,275	6,683,253	6,515,897	11,839,336

The company’s Total Assets as of September 30, 2009 showed a fall of Ch$ 167,356 million compared to December 2008. This is mainly due to the following:

Current Assets declined by Ch$ 54,958 million, mainly explained by reductions in cash and cash equivalents of Ch$ 91,643 million. This was partially offset by commercial debtors and accounts receivable from related companies of Ch$ 40,735 million, mainly the transfer to short term of the account receivable from the affiliate company Atacama Finance Co.

Non-current Assets showed a fall of Ch$ 112,398 million, mainly due to a reduction in net property, plant and equipment of Ch$ 110,969 million, mainly the effect of the translation of the local currency of each country and the exchange rate effect of approximately Ch$ 205,000 million, the depreciation for the period of Ch$ 144,052 million. This was partially compensated by additions in the period of approximately Ch$235,000 million; and also due to a reduction in commercial debtors and other accounts receivables of Ch$ 74,334 million, mainly the transfer to short term of the account receivable from the affiliate company Atacama Finance Co. This was partially compensated by the increase in investments from affiliate companies of Ch$ 97,867 million, mainly the higher result of Endesa Brasil.

PRESS RELEASE 3Q 2009

LIABILITIES
	As of	As of	As of	As of
	January 1,	Dec. 31,	September 30,	September 30,
	2008	2008	2009	2009
	(Mill. Ch$)	(Mill. Ch$)	(Mill. Ch$)	(Th. US$)

CURRENT LIABILITIES	802,145	1,352,204	832,605	1,512,837
Current operating liabilities	802,145	1,352,204	832,605	1,512,837
Loans that acrue interests	419,296	737,967	289,149	525,381
Other financial liabilities	-	-	100	181
Sundry Creditors and other Accounts payable	265,571	352,907	258,221	469,186
Accounts payable to related companies	45,177	137,367	126,679	230,175
Provisions	28,523	31,573	24,224	44,016
Income taxes payable	29,606	81,177	116,934	212,468
Other current liabilities	5,095	7,078	6,630	12,047
Defererd liabilities	686	449	5,857	10,642
Labor benefits	3,109	3,656	3,406	6,189
Liabilities from Hedge	3,878	30	1,404	2,552
Accrued liabilities	1,206	-	-	-

LONG-TERM LIABILITIES	2,117,858	2,629,094	2,556,252	4,644,690
Loans that acrue interests	1,685,493	2,132,115	2,077,990	3,775,693
Other Financial Liabilities	2,832	2,429	11,128	20,220
Sundry Creditors and other Accounts payable	10,023	13,252	9,031	16,408
Accounts payable to related companies	196	-	-	-
Provisions	2,462	3,049	12,588	22,872
Deferred income taxes	360,951	405,936	373,097	677,914
Other long-term liabilities	27,786	34,118	38,079	69,189
Defererd liabilities	1	1,083	165	300
Employee benefits	26,705	29,817	30,491	55,402
Liabilities from Hedge	1,409	7,295	3,683	6,693

SHAREHOLDERS´ EQUITY	2,475,271	2,701,954	3,127,040	5,681,809
Net shareholder's equity attributable to the company	1,537,699	1,598,730	2,036,453	3,700,220
Paid-in capital	1,428,887	1,537,723	1,537,723	2,794,031
Other reserves	(363,658)	(744,746)	(593,307)	(1,078,033)
Retained earnings	472,471	805,753	1,092,037	1,984,223

Minority Interest	937,572	1,103,224	1,090,587	1,981,589

TOTAL LIABILITIES AND NET SHAREHOLDER´S EQUITY	5,395,275	6,683,253	6,515,897	11,839,336

Current liabilities decreased by Ch$ 519,599 million, mainly explained by a reduction of Ch$ 448,818 million in interest-bearing loans, mainly the payment of bonds (put option and Yankee bonds) plus interest accrued and the interest rate effect in Endesa Chile for Ch$ 413,120 million, explained by the loans and bonds payment of Emgesa for Ch$ 41,408 million and of Edegel for Ch$ 47,092 million, partially compensated by the transfer to short term of the debt of GasAtacama for Ch$ 39,195 million and the increase of the debt of HidroAysén for Ch$ 8,093 million; and the reduction in commercial creditors and other accounts payable of Ch$ 94,686 million, mainly reduced suppliers for energy purchases and a reduction in accounts payable to related companies of Ch$ 10,688 million.

Non-current liabilities declined by Ch$ 72,843 million, mainly explained by a reduction in interest-bearing loans of Ch$ 54,125 million, mainly in Endesa Chile due to a lower exchange rate and a reduced restatement of debt denominated in Unidades de Fomento (U.F.) due to lower inflation, and in Endesa Costanera, Chocón and Edegel due to loan repayments and a reduced exchange rate, and the transfer to short term of the debt of GasAtacama, partially offset by increases in loans of Emgesa.

Net equity rose by Ch$ 425,086 million over December 2008. The controller increased by Ch$ 437,723 million, mainly explained by the higher retained earnings of Ch$ 286,284 million in the period.

PRESS RELEASE 3Q 2009

The participation of minorities holdings decreased by Ch$ 12,637 million.

Financial Debt Maturities with Third Parties

Table 5

(Thousand US$)	2009	2010	2011	2012	2013	2014	Balance	TOTAL

Chile	2,811	353,568	215,024	34,803	414,872	215,011	1,246,470	2,482,562

Endesa Chile (*)	2,811	353,568	215,024	34,803	414,872	215,011	1,246,470	2,482,562

Argentina	60,717	91,541	82,946	24,066	24,738	13,750	-	297,760

Costanera	35,949	61,156	41,280	24,066	24,738	13,750	-	200,940
Chocón	24,768	30,385	41,667	-	-	-	-	96,820

Peru	18,599	61,815	57,790	126,509	47,258	44,164	106,683	462,818

Edegel	18,599	61,815	57,790	126,509	47,258	44,164	106,683	462,818

Colombia	163,652	122,529	81,686	155,719	-	72,323	481,610	1,077,519

Emgesa	163,652	122,529	81,686	155,719	-	72,323	481,610	1,077,519

TOTAL	245,780	629,454	437,447	341,097	486,869	345,249	1,834,764	4,320,659

Table 5.1

(Million Ch$)	2009	2010	2011	2012	2013	2014	Balance	TOTAL

Chile	1,547	194,590	118,341	19,154	228,329	118,334	686,007	1,366,303

Endesa Chile (*)	1,547	194,590	118,341	19,154	228,329	118,334	686,007	1,366,303

Argentina	33,416	50,381	45,650	13,245	13,615	7,567	-	163,875

Costanera	19,785	33,658	22,719	13,245	13,615	7,567	-	110,589
Chocón	13,631	16,723	22,932	-	-	-	-	53,286

Peru	10,236	34,021	31,805	69,625	26,009	24,306	58,714	254,717

Edegel	10,236	34,021	31,805	69,625	26,009	24,306	58,714	254,717

Colombia	90,068	67,435	44,957	85,701	-	39,804	265,059	593,023

Emgesa	90,068	67,435	44,957	85,701	-	39,804	265,059	593,023

TOTAL	135,268	346,426	240,753	187,726	267,953	190,011	1,009,781	2,377,918

(*) Includes: Endesa Chile, Pangue, Pehuenche, San Isidro, Celta, Endesa Eco, Túnel El Melón, 50% of Gas Atacama, 50% of Transquillota and 51% of HidroAysén.

Table 6

Ratios	As of	As of
	Dec. 31,	September 30,
	2008	2009	% Change

Liquidity	0.92	1.42	54.3%
Acid Ratio Test	0.83	1.29	55.4%
Total Liabilities / Equity	1.47	1.08	(26.5%)
% Short term Debt	34.0%	24.6%	(27.7%)
% Long term Debt	66.0%	75.4%	14.2%

PRESS RELEASE 3Q 2009

Table 7

Ratios	Jan. - Dec.	Jan. - Sept.
	2008	2009

Return on Equity attributable to
stockholders of the parent company	27.62%	28.01%
Return on Assets	9.23%	9.58%
Return on Oper. Assets	20.45%	18.70%
Earnings per Share (Ch$)	52.82	62.08
Dividend Yield	0.0230	0.0186

Dividend yield is calculated as Dividend Paid/Closing Price of the stock.

The current liquidity ratio at September 2009 is 1.42 times, a 54.3% increase over December 2008. This shows the solid liquidity position of the company, meeting its obligations with banks and financing its investments with cash surpluses and having a satisfactory debt repayment schedule. The acid test ratio is 1.29 times, an increase of 55.4% over December 2008, basically explained by the reduction in interest-bearing loans (bonds).

The leverage ratio at September 2009 is 1.08 times, a 26.5% decrease compared to December 2008.

BOOK AND ECONOMIC VALUE OF THE ASSETS

The following can be mentioned with respect to the assets of greatest importance:

Properties, Plant and Equipment are valued at cost less the corresponding accumulated depreciation and losses for any deterioration suffered. Properties, Plant and Equipment, net of their residual value if any, are depreciated on a straight-line basis distributing the cost of the different components over their estimated useful lives, which represent the period during which the companies expect to use them. The estimated useful lives are revised periodically.

The goodwill (on investments or trade funds) generated in the consolidation represents the premium of the cost of acquisition over the Group’s participation in the fair value of the assets and liabilities, including identifiable contingent liabilities of a subsidiary on the date of acquisition. The goodwill bought is not amortized but, at the end of each accounting period, an estimate is made as to whether any deterioration has occurred that might reduce its recoverable value to an amount below the recorded net cost, in which case an adjustment is made for deterioration (see Note 3.c of the financial statements).

Throughout the period, and fundamentally on its closing, an evaluation is made to ensure that there is no indication that some asset might have suffered a loss for deterioration. Should such indication be noted, an estimate is made of the recoverable value of such asset to determine the amount of deterioration. In the case of identifiable assets that do not generate cash flows independently, the recoverability is estimated of the effective generating unit to which the asset belongs, this being understood to be the smallest identifiable group of assets that generate independent cash inflows. As a result of this evaluation, it was determined that there is no deterioration related to the acquired businesses, except in the case of our jointly-controlled company Gas Atacama Holding Ltda., whose deterioration test made in 2007 determined that the recoverable value of the assets was below their book value, making an investment provision on that date.

Assets denominated in foreign currencies are shown at the exchange rate at the end of each period.

Accounts and notes receivable from related companies are shown according to their maturities, in short and long term. The transactions meet conditions of equity similar to those normally prevailing in the market.

PRESS RELEASE 3Q 2009

In summary, the assets are shown valued according to the financial information reporting standards whose criteria are set out in Note 3 of the financial statements.

Consolidated Cash Flow

Table 8

	Jan. - Sept.	Jan. - Sept.
Effective Cash Flow	2008	2009	Change	% Change
(Million Ch$)

Operating	619,413	720,044	100,632	16.2%
Financing	(387,838)	(588,340)	(200,503)	51.7%
Investment	(92,745)	(206,845)	(114,100)	123.0%
Net Cash Flow of the Period	138,830	(75,141)	(213,971)	(154.1%)

Total Cash and Cash Equivalents	251,471	627,575	376,104	149.6%

Operating activities generated a positive cash flow of Ch$ 720,044 million, representing an increase of 16.3% over September 2008. This flow mainly comprises the net income for the period of Ch$ 624,085 million.

Investment activities generated a negative flow of Ch$ 206,845 million, mainly due to acquisitions of property, plant and equipment, and of intangible assets, for Ch$ 236,540 million and loans to related companies of Ch$ 6,603 million, compensated by the sales proceeds of property, plant and equipment for Ch$ 2,652 million, dividends received of Ch$ 13,642 million and other cash flows of Ch$ 20,003 million.

Financing activities generated a negative flow of Ch$ 588,340 million. This was generated mainly by other cash flows used in financing activities (bonds) for Ch$ 355,059 million, loan repayments of Ch$ 230,158 million, repayments of loans to related companies of Ch$ 48,098 million, interest payments of Ch$ 90,539 million, dividend payments to minorities of Ch$ 104,965 million, payments by the entity reporting of Ch$ 101,835 million and others of Ch$ 2,928 million. These were offset by loans drawn of Ch$ 207,745 million, the issue of other financial liabilities of Ch$ 126,062 million and loans from related companies of Ch$ 11,436 million.

Consolidated Cash Flow from Foreign Operations

Table 9

							Intercompany
(Th US$)	Interests		Dividends		Capital Red.		Amortiz.		Others		Total
	Jan.-Sept.	Jan.-Sept.	Jan.-Sept.	Jan.-Sept.	Jan.-Sept.	Jan.-Sept.	Jan.-Sept.	Jan.-Sept.	Jan.-Sept.	Jan.-Sept.	Jan.-Sept.	Jan.-Sept.
	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009

Argentina	463.6	367.6	334.2	-	-	-	-	-	739.0	712.5	1,536.8	1,080.1
Peru	-	-	9,961.0	14,522.2	-	-	-	-	-	-	9,961.0	14,522.2
Brazil	-	-	30,688.8	18,613.4	-	-	-	-	-	-	30,688.8	18,613.4
Colombia	-	-	35,476.4	31,201.3	-	-	-	-	-	-	35,476.4	31,201.3

Total	463.6	367.6	76,460.4	64,337.0	-	-	-	-	739.0	712.5	77,663.0	65,417.1

(1) The figures are expressed at the exchange rate of Ch$ 550.36 per dollar in the end of the 3Q09.

PRESS RELEASE 3Q 2009

Consolidated Cash Flow

Table 10

CASH FLOW
	Jan. - Sept.	Jan. - Sept.	Jan. - Sept.
	2008	2009	2009
	(Mill. Ch$)	(Mill. Ch$)	(Th. US$)

Net income (loss) for the period	397,474	624,085	1,133,957
Adjustments, total	179,177	180,053	327,156
Net income (loss) from operations	576,651	804,138	1,461,113

Non monetary adjustments
Depreciation	142,122	144,052	261,741
Amortization of intangibles	2,771	2,574	4,676
Non-realized gain (loss) Foreign Exchange	(1,215)	24,310	44,170
(Gain) loss for decrease in the non current assets account not available for sale	170	(34)	(62)
Share in (Gain) loss from investments	255	251	456
Provisions	1,007	1,545	2,807
Provisions reversed	-	33	60
Increase (decrease) on assets for deferred taxes	(711)	9,337	16,965
Increase (decrease) on liabilities for deferred taxes	2,948	2,420	4,396
Other non-monetary adjustments	(755)	(10,531)	(19,134)
Non monetary adjustments, total	148,013	155,217	282,028
Net cash from operating activities before changes in working capital	724,665	959,355	1,743,141

Increase (Decrease) in working capital
Increase (decrease) in inventory	16,211	(8,947)	(16,257)
Increase (decrease) in sundry debtors and other accounts receivable	(50,869)	(9,344)	(16,979)
Increase (decrease) in prepaid expenses	392	(138)	(251)
Increase (decrease) in other assets	59,268	77,354	140,551
Increase (decrease) in sundry creditors and other accounts payable	(12,209)	(135,720)	(246,603)
Decrease (increase) in acumulations (or accruals)	(2,886)	(5,302)	(9,634)
Decrease (increase) in income tax payable	(107,818)	(117,135)	(212,834)
Decrease (increase) in labor benefits	2,614	3,430	6,231
Decreased (increase) in other liabilities	(783)	(23,236)	(42,219)
Increase (Decrease) in working capital, total	(96,080)	(219,040)	(397,994)
TOTAL CASH FLOW FROM (USED FOR ) OPERATING ACTIVITIES	628,585	740,315	1,345,147

Cash generated by (used for) other operating activities
Tax income paymets	9,172	20,271	36,831
Cash generated by (used for) other operating activities, total	(9,172)	(20,271)	(36,831)
NET CASH FLOW GENERATED BY (USED FOR) OPERATING ACTIVITIES	619,413	720,044	1,308,315

Cash generated by (used for) investment activities
Proceeds from the sale of plant and equipment	5,095	2,652	4,819
Proceeds from the sale of other financial assets	7,731	-	-
Other cash flows from investment activities	91,799	17,559	31,905
Dividends received	18,134	13,642	24,788
Interest received	1,127	2,444	4,440
Acquisition of property, plant and equipment	(182,690)	(235,739)	(428,336)
Acquisition of intangible assets	(2,150)	(801)	(1,455)
Provided loans to related companies	(28,148)	(6,603)	(11,997)
Other investments	(3,643)	-	-
CASH FLOWS PROVIDED BY INVESTING ACTIVITIES	(92,745)	(206,845)	(375,836)

Cash Flows provided by financing activities
Proceeds from loans	281,805	207,745	377,471
Proceeds from the issue of other financial liabilities	9,221	126,062	229,054
Provided loans from related companies	960	11,436	20,779
Revenues from other financial sources	448	-	-
Repayment of borrowings	(93,433)	(230,158)	(418,196)
Repayment of other financial liabilities	(259,793)	(355,059)	(645,140)
Repayment of finance lease liabilities	(5,253)	(2,928)	(5,320)
Repayment of loans from related companies	(18,745)	(48,098)	(87,394)
Interest paid classified as financial	(138,949)	(90,539)	(164,509)
Dividends paid to minority shareholders	(91,025)	(104,965)	(190,721)
Dividends paid	(73,074)	(101,835)	(185,034)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	(387,838)	(588,340)	(1,069,010)

Net increase (decrease) in cash and cash equivalents	138,830	(75,141)	(136,531)
Effects of exchange rate fluctuations on cash held	(2,455)	(16,501)	(29,983)
Cash and cash equivalents at begining of period	115,096	719,218	1,306,813
CASH AND CASH EQUIVALENTS AT END OF PERIOD	251,471	627,575	1,140,299

PRESS RELEASE 3Q 2009

MOST IMPORTANT CHANGES IN THE FIRST NINE MONTHS OF 2009 IN THE MARKETS WHERE THE COMPANY OPERATES

ARGENTINA
  On July 22, the Secretary of Energy informed CAMMESA about the gas prices agreed to be charged by gas producers to the electricity sector, in the framework of the agreement signed between the government and gas producers. The secretary of energy also instructed CAMMESA to consider these gas prices as reference prices for the generation of electricity on the MEM. The agreement sets a gas price increase of around 40% to be produced between July and December 2009.
CHILE
  EDELNOR was awarded 2,530 GWh-year (beginning at 1,800 GWh-year) that CGE Distribución offered for the supply the companies Eliqsa, Emelari and Elecda between 2012 and 2026, on the SING. The average price of the energy was US$ 89.99 per MWh.
  Colbún reached a commercial agreement with Codelco for supplying its Andina, Salvador and El Teniente divisions. The supply starts in March 2013 for 330 MW, to reach 510 MW in 2015.
  The CNE issued the SIC’s Definitive Node Price Report, effective on November 1st, 2009. In the SIC, the energy price at Alto Jahuel 220 kV decreased 8.1% and the monomic price decreased 6.8%, reaching US$ 76.0 per MWh and US$ 93.2 per MWh respectively. In the SING, the energy price at Crucero 220 KV decreased 2.3% and monomic price fell 2.1%, reaching US$ 105.9 per MWh and US$ 119.3 per MWh respectively.
  The government stated that during September it would present a law project in order that companies that connect new generating units to the grid with a capacity over 200 MW (SIC or SING) pay a specific municipal taxes of 270 UTM/MW in 10 annual installments and that the companies could deduct this from their taxes. As an example, this tax represents for the HidroAysén project an eventual contribution of US$50 million for the five plants with a total capacity of 2,750 MW.
  On July 7, a law project was presented that provides a tax exemption, varying between 20% and 100% of the value of a thermal/solar system, for the installation of these systems in new homes, after the Chamber of Deputies unanimously approved the changes that the Senate had introduced to the bill.
PERU
  On July 17, OSINERGMIN reported that the Ventanilla plant units qualified as dual as a result of the evaluation and analysis of the operation of the plant’s gas turbines (TG3 and TG4).
  In September, Edegel terminated its supply contract with Electroperú (385 MW) related to the Ventanilla plant, releasing energy that it can sell at more competitive prices.
  The COES approved the commercial start-up of the new TG8 unit of the Santa Rosa plant from midnight on September 1, with an effective capacity of 193 MW.

PRESS RELEASE 3Q 2009

MARKET RISK ANALYSIS

ARGENTINA

  Hydrological risk: The El Chocón reservoir ended June at a level of 378.94 msl, similar to the 378.84 msl at the end of the same month of 2008. Contributions from the Limay basin and from the Collón Curá tributaries to the plant were around 40% higher than average for September, with annual inflows approximating to the historic average.
  Variation in energy demand: Demand in the period January 1 to September 30 was 78,534 GWh, representing a decline of 1.2 % compared to the same period of the year before (79,513 GWh).
  In the third quarter, the government decided to suspend rises in electricity and gas tariffs, and replaced them with more subsidies to sector companies. Users that have already paid their bills with the increase will be refunded the corresponding amount.

CHILE

• Hydrological risk:

• So far the hydrological year April - September 2009 shows a 39.6% probability of surplus in its affluent energy, constituting a normal year.

• As of September 30, 2009,reservoir levels had an approximate accumulation of 4,382 GWh of energy equivalent (approximately 15% below the level on October 1, 2008, a reduction of the equivalent of 757 GWh).

• Variations in energy sales: Total energy sales in Chile (SIC + SING) as of September 30 were 39,560 GWh, an increase of 0.4% over the same period of the previous year (39,394 GWh). The SIC fell by 1.1% and the SING rose by 5.0%.

COLOMBIA
  Hydrological risk: Total contributions by the SIN during the July – September 2009 quarter, corresponding to winter season, were 85% of the historic average (dry condition). For Guavio, the inflows for the same period were 91%, and for Betania 93% (dry condition). With respect to the water level of the reservoir of greatest significance to Endesa (Guavio), this was at 45.7% of its maximum capacity at September 30, equivalent to 971 GWh (approx. 19% lower than the level on the same date in 2008).
  Variation in energy demand: Accumulated demand as of September 30, 2009 is 40,594 GWh, an increase of 1.1% over the same period of the year before (40,144 GWh).
PERU
  Hydrological risk: The total volume stored in Edegel’s lakes and reservoirs at the end of September 2009 was approximately 191.4 MMm3, which represents 67% of total capacity (9% more than the level on the same date of the year before). In the third quarter, flows in the Rimac basin were 113% of average (humid condition), in contrast to the 95% obtained in the third quarter of 2008. In this period, the rivers Tulumayo and Tarma maintained flows representing 78% of the average (dry condition) in both basins (coincidence of results).
  Variation in energy sales: Sales for the first nine months of 2009 reached 20,212 GWh, 0.9% higher than in the same period of the previous year (20,032 GWh).

PRESS RELEASE 3Q 2009

FINANCIAL RISK

INTEREST RATE RISK

The objective of interest-rate risk management is to achieve a balance in the debt structure that permits reducing the long term cost of debt and with a reduced volatility on the income statement.

In compliance with its current interest-rate hedging policy, the percentage of fixed-rate and/or hedged debt to the total gross debt was 40% as of September 2009.

Depending on Endesa Chile’s estimates and the objectives of the debt structure, hedging is carried out by contracting derivatives that mitigate these risks. The instruments currently used in carrying out this policy relate to collars that hold Libor within a determined band.

EXCHANGE RATE RISK

Exchange risks relate basically to the following transactions:

  Debt denominated in foreign currency
  Payments to be made in international markets for acquiring materials related to projects
  Revenues directly subject to dollar fluctuations
  Flows from foreign subsidiaries to the parent company, exposed to exchange rate fluctuations

In order to mitigate the exchange risk, Endesa Chile’s hedging policy is based on cash flows and considers to maintain balance between flows indexed to the dollar and the levels of assets and liabilities in that currency. Likewise, the instruments currently used for carrying out this policy are therefore exchange rate forwards. The policy also seeks to refinance debt in the functional currency of each company.

LIQUIDITY RISK

The company has a liquidity policy consisting of contracting committed long-term credit facilities and temporary financial investments for amounts sufficient to support projected needs for a period that reflects the situation and expectations of the credit and capital markets. These projected needs include maturities of net financial debt, i.e. after financial derivatives.

As of September 30, 2009, the Endesa Group had US$ 1,150 million in cash and other equivalents and US$ 200 million in unconditional long term credit lines. As of December 31, 2008, the Group had US$ 1,128 million cash and its equivalents, and US$ 200 million available in unconditional long-term lines of credit.

ASSETS OF A FINANCIAL NATURE

Investments of cash surpluses are made with first-class national and foreign financial entities (with investment-grade equivalent credit ratings), with limits set for each entity (not more than 30% per entity).

In selecting banks for investments, these must have at least 2 investment grade credit ratings from the three leading international credit-rating agencies (Moodys, S&P and Fitch).

Placements are backed by treasury bonds of the countries where we operate and papers issued by top-class banks, with a preference for the former whenever possible.

The contracting of derivatives is done with highly-solvent entities in order that around 80% of the transactions are with entities whose credit rating is A or above.

PRESS RELEASE 3Q 2009

Business Information of Chilean and Foreign Operations
Main Operating Figures in GWh

Table 11
Jan.-Sept. 2009 (GWh)	Costanera	Chocón	Total Argentina	Chile	Colombia	Peru	Abroad	TOTAL Cons.
Total generation	6,715.0	2,627.6	9,342.6	16,068.3	9,922.1	6,028.8	25,293.5	41,361.8
Hydro generation	-	2,627.6	2,627.6	10,288.7	9,384.1	3,417.5	15,429.2	25,717.9
Thermo generation	6,715.0	-	6,715.0	5,730.8	538.0	2,611.3	9,864.3	15,595.1
Wind generation	-	-	-	48.8	-	-	-	48.8
Purchases	94.0	275.9	370.0	336.0	2,979.1	294.0	3,643.1	3,979.1
Purchases to related companies	-	-	-	3,837.3	-	-	-	3,837.3
Purchases to other generators	-	-	-	128.0	926.5	-	926.5	1,054.6
Purchases at spot	94.0	275.9	370.0	208.0	2,052.6	294.0	2,716.5	2,924.5
Transmission losses, pump and other consumption	64.2	-	64.2	333.1	111.4	143.7	319.4	652.5
Total electricity sales	6,744.7	2,903.6	9,648.3	16,070.7	12,789.8	6,179.1	28,617.2	44,687.9
Sales at regulated prices	-	-	-	9,034.1	6,965.2	2,728.1	9,693.2	18,727.4
Sales at unregulated prices	591.5	1,008.5	1,600.0	4,494.5	1,840.3	3,070.7	6,511.0	11,005.5
Sales at spot marginal cost	6,153.3	1,895.1	8,048.4	2,542.0	3,984.3	380.4	12,413.0	14,955.1
Sales to related companies generators	-	-	-	3,837.8	-	-	-	3,837.8
TOTAL SALES OF THE SYSTEM	78,533.9	78,533.9	78,533.9	39,560.0	60,559.8	20,211.9
Market Share on total sales (%)	8.6%	3.7%	12.3%	40.6%	21.1%	30.6%

Jan.-Sept. 2008 (GWh)	Costanera	Chocón	Total Argentina	Chile	Colombia	Peru	Abroad	TOTAL Cons.
Total generation	6,244.9	1,107.3	7,352.2	15,667.1	9,602.0	6,069.6	23,023.8	38,691.0
Hydro generation	-	1,107.3	1,107.3	9,829.7	9,162.2	3,196.5	13,466.1	23,295.7
Thermo generation	6,244.9	-	6,244.9	5,816.4	439.8	2,873.1	9,557.8	15,374.2
Wind generation	-	-	-	-	-	-	-	-
Purchases	62.6	544.7	607.3	530.2	2,873.7	356.9	3,838.0	4,368.3
Purchases to related companies	-	-	-	3,712.4	-	-	-	3,712.4
Purchases to other generators	-	-	-	203.7	670.8	-	670.8	874.5
Purchases at spot	62.6	544.7	607.3	326.5	2,203.0	356.9	3,167.3	3,493.8
Transmission losses, pump and other consumption	61.8	-	61.8	315.6	113.9	126.2	301.9	617.5
Total electricity sales	6,245.7	1,652.0	7,897.7	15,881.7	12,361.8	6,300.4	26,560.0	42,441.7
Sales at regulated prices	-	-	-	9,183.0	6,520.5	2,615.1	9,135.6	18,318.5
Sales at unregulated prices	783.6	1,030.0	1,813.6	4,507.8	1,817.9	3,493.5	7,125.0	11,632.8
Sales at spot marginal cost	5,462.1	622.0	6,084.2	2,191.0	4,023.4	191.8	10,299.4	12,490.4
Sales to related companies generators	-	-	-	3,712.4	-	-	-	3,712.4
TOTAL SALES OF THE SYSTEM	79,513.2	79,513.2	79,513.2	39,456.6	55,589.8	20,032.1
Market Share on total sales (%)	7.9%	2.1%	9.9%	40.3%	22.2%	31.5%

PRESS RELEASE 3Q 2009

Business Information in Chilean Operations
Main Operating Figures in GWh

Table 11.1
Jan.-Sept. 2009 (GWh)	Endesa and Non- Registered Subsidiaries	Pehuenche	Endesa SIC Consolidated	Endesa SING Consolidated	Total Chile Consolidated
Total generation	11,759.5	2,349.0	14,108.5	1,959.8	16,068.3
Hydro generation	7,939.7	2,349.0	10,288.7	-	10,288.7
Thermo generation	3,771.0	-	3,771.0	1,959.8	5,730.8
Wind generation	48.8	-	48.8	-	48.8
Purchases	3,965.3	-	128.0	208.0	336.0
Purchases to related companies	3,837.3	-	3,837.3	-	3,837.3
Purchases to other generators	128.0	-	128.0	-	128.0
Purchases at spot	-	-	-	208.0	208.0
Transmission losses, pump and other consumption	298.8	10.8	309.6	23.6	333.1
Total electricity sales	15,426.0	2,338.2	13,926.5	2,144.2	16,070.7
Sales at regulated prices	8,248.6	258.2	8,506.7	527.4	9,034.1
Sales at unregulated prices	2,877.6	124.9	3,002.5	1,492.0	4,494.5
Sales at spot marginal cost	1,584.0	833.2	2,417.2	124.8	2,542.0
Sales to related companies generators	2,715.9	1,121.9	3,837.8	-	3,837.8
TOTAL SALES OF THE SYSTEM	29,333.3	29,333.3	29,333.3	10,226.7	39,560.0
Market Share on total sales (%)	43.3%	4.1%	47.5%	21.0%	40.6%

Jan.-Sept. 2008 (GWh)	Endesa and Non- Registered Subsidiaries	Pehuenche	Endesa SIC Consolidated	Endesa SING Consolidated	Total Chile Consolidated
Total generation	11,454.9	2,389.7	13,844.7	1,822.5	15,667.1
Hydro generation	7,439.9	2,389.7	9,829.7	-	9,829.7
Thermo generation	3,994.0	-	3,994.0	1,822.5	5,816.4
Wind generation	21.0	-	21.0	-	21.0
Purchases	3,916.2	41.0	244.7	285.5	530.2
Purchases to related companies	3,712.4	-	3,712.4	-	3,712.4
Purchases to other generators	203.7	-	203.7	-	203.7
Purchases at spot	-	41.0	41.0	285.5	326.5
Transmission losses, pump and other consumption	289.9	11.0	300.9	14.8	315.6
Total electricity sales	15,081.2	2,419.7	13,788.5	2,093.2	15,881.7
Sales at regulated prices	8,394.4	260.7	8,655.0	527.9	9,183.0
Sales at unregulated prices	2,978.1	126.2	3,104.3	1,403.5	4,507.8
Sales at spot marginal cost	1,118.2	911.0	2,029.2	161.8	2,191.0
Sales to related companies generators	2,590.5	1,121.9	3,712.4	-	3,712.4
TOTAL SALES OF THE SYSTEM	29,712.5	29,712.5	29,712.5	9,744.1	39,456.6
Market Share on total sales (%)	42.0%	4.4%	46.4%	21.5%	40.3%

PRESS RELEASE 3Q 2009

Endesa Chile’s Ownership Structure, as of September 30, 2009
Total Shareholders: 19,437. Total Outstanding Shares: 8,201,754,580

Table 12

Shareholders	% Holding

Enersis	59.98%
Chilean Pension Funds	19.44%
ADRs (Citibank N.A.)	4.85%
Individuals	4.15%
Others	11.58%

PRESS RELEASE 3Q 2009

Conference Call Invitation

Endesa Chile is pleased to inform you that it will conduct a conference call to review its results for the period ended September 30, 2009, on Thursday, October 29, 2009, at 9:00 am (Eastern Time). To participate, please dial:

Conference Call Information:
Dial-In number: 1 (617) 213 48 70, international.
Dial-In number: 1 (888) 713 4218
Passcode I.D.: 48520502

Replay Information:
Dial-In number: 1 (617) 801 68 88, international.
Dial-In number: 1 (888) 286 80 10
Passcode I.D.: 23114463

In order for you to have an easier access to our conference call, we suggest to pre-register your attendance and obtain your PIN code at the following link:
https://www.theconferencingservice.com/prereg/key.process?key=P7A8R4BEV

Please connect approximately 10 minutes prior to the scheduled starting time.

If you would like to take part in the Conference Call via Internet and watch an online presentation, or listen to a webcast replay of the call, you may access www.endesachile.cl (please note that this is a listen only mode).

Contact Information

Juan Pablo Reitze	Irene Aguiló	Jacqueline Michael	M. Teresa Fuentealba
Head of Investor Relations	Investor Relations Executive	Investor Relations Executive	Investor Relations Executive
(56-2) 630 96 03	(56-2) 630 96 04	(56-2) 630 95 85	(56-2) 630 95 06
jprv@endesa.cl	iaguilo@endesa.cl	jmc@endesa.cl	mtfd@endesa.cl

PRESS RELEASE 3Q 2009

Disclaimer

This Press Release may contain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile’s business plans; (2) Endesa Chile’s cost-reduction plans; (3) trends affecting Endesa Chile’s financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile or its affiliates. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in equity capital markets of the United States or Chile, an increase in market interest rates in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere, and other factors described in Endesa Chile’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of their dates, Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

	By:	/s/ RAFAEL MATEO A.

Rafael Mateo A.

Chief Executive Officer

Dated: October 28, 2009